

Mail Stop 3233

October 16, 2018

Via E-mail
Geoffry P. Andres
Property President
Studio City International Holdings Limited
36/F, The Centrium
60 Wyndham Street
Hong Kong

**Re: Studio City International Holdings Limited
            Amendment No. 1 to Registration Statement on Form F-1
            Filed October 9, 2018
            File No. 333-227232**

Dear Mr. Andres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 81

1. Please tell us how you determined it was unnecessary to reflect the sale of the ADSs within your pro forma financial statements. Reference is made to Rule 11.01 of Regulation S-X.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Jacqueline Wenchen Tang, Esq.